Exhibit 99.1

BIOPHYTIS ANNOUNCES THE TEMPORARY

SUSPENSION OF THE TRADING OF ITS SHARES

Paris (France) and Cambridge (Massachusetts, U.S.), June 15, 2026, at 11:00 p.m CET. – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in the development of treatments for age-related diseases, announces the temporary suspension of the trading of its shares by Euronext.

This suspension results from the non-publication of the annual financial report for the fiscal year ended December 31, 2025, due to an operational delay in the preparation of the financial statements. The report will be published following certification of the accounts by the statutory auditors, which is expected no later than the end of July 2026.

Trading of Biophytis shares on Euronext Growth Paris was suspended on June 15, 2026, and is expected to resume following the publication of the annual financial report. The Company will keep the market informed of the date on which trading will resume.

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About Biophytis

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age- related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Biophytis Contact

Investor relations

investors@biophytis.com

Media relations

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50